UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52991

Innovus Pharmaceuticals, Inc.

 (Exact name of registrant as specified in its charter)

8845 Rehco Road

San Diego, California 92121

(858) 964-5123

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule12g-4(a)(2)	☐
Rule12h-3(b)(1)(i)	☒
Rule12h-3(b)(1)(ii)	☐
Rule15d-6	☐
Rule15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On February 14, 2020, the acquisition of Innovus Pharmaceuticals, Inc. (“Innovus”) by Aytu BioScience, Inc. (“Aytu”) and Aytu Acquisition Sub, Inc. (“Merger Sub”) was consummated pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of September 12, 2019 (the “Merger Agreement”), by and among Innovus, Aytu and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into Innovus (the “Merger”), with Innovus continuing as the surviving corporation. As a result of the Merger, Innovus became a wholly owned subsidiary of Aytu.

Pursuant to the requirements of the Securities Exchange Act of 1934, Innovus Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AYTU BIOSCIENCE, INC., as successor to Innovus Pharmaceuticals, Inc.

Date: February 25, 2020	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow President and Chief Executive Officer